UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Unitrin, Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

91327510-3

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 91327510-3	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ronya Kozmetsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OR ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 4,072,420 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 4,072,420 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,072,420
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.92%
12	TYPE OF REPORTING PERSON IN

Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

Unitrin, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

One East Wacker Drive Chicago, Illinois 60601

Item 2(a)	Names of Person Filing:

Ronya Kozmetsky

Item 2(b)	Addresses of Principal Business Offices:

P.O. Box 2253 Austin, Texas 78768

Item 2(c)	Citizenship:

USA

Item 2(d)	Title of Class of Securities:

Common Stock, $0.10 par Value

Item 2(e)	CUSIP Number:

91327510-3

Page 4 of 5 Pages

Item 3	Status of Person Filing:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78_);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (l5 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

	(a)	Amount Beneficially Owned: 4,072,420 shares of Common Stock, $0.10 par value.

	(b)	Percent of Class: 5.92%.

	(c)	Number of shares as to which the person has:

		(i)	sole power to vote or to direct the vote: 4,072,420.

		(ii)	shared power to vote or to direct the vote: 0.

		(iii)	sole power to dispose or to direct the disposition of: 4,072,420.

		(iv)	shared power to dispose or to direct the disposition of: 0.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Page 5 of 5 Pages

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2005

By:	/s/ Ronya Kozmetsky
Ronya Kozmetsky